Dinur & Associates, P.C. Attorneys and Counselors	One Lakeside Commons 990 Hammond Drive, Suite 760 Atlanta, Georgia 30328 PHONE: (770) 395-3170 FACSIMILE: (770) 395-3171 E-MAIL: DDD@dinurlaw.com

August 30, 2006

VIA FACSIMILE: 202/772-9210
and Federal Express

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-4561
Attention: David Lyon

RE:	First Citizens Financial Corporation; Registration Statement on Form SB-2; Amendment No. 1 File No. 333-135761, filed August 30, 2006; SEC's comment letter dated August 10, 2006 (the "Comment Letter")

Ladies and Gentlemen:

       In response to the matters raised in the Comment Letter, note the following:

1.	A concentrated effort has been to cull unnecessary legalisms. The Registration Statement, as amended includes the absolute minimum number of defined terms.
2.

Added language in note 2 identifies the salient features of each of the three types of warrants. The 377,500 figure is correct - the 292,550 amount for the aggregate Director Warrants has been corrected to read 292,050.

3.	The last sentence in note 2 is designed to disclose that purchases by the organizers of shares in excess of 378,000 will not entitle them to receive any additional Organizer or Director Warrants.
4.	and 5. See paragraph immediately following Note 2 (after the fee box) and the first two full paragraphs on page 46.
6.	The phrase "in the opinion of the organizers" is included in the first full paragraph on page 2.
7.	See the table on top of page 4.
8.

The revised Risk Factor appearing as the last paragraph on page 11 (and continuing on page 12) contains these statements. The organizers and executive officers investment intent is described in the sentence added on the front page of the Prospectus immediately before the fee box. See also a previously included last sentence of the first paragraph under the heading "Purchases by Organizers and Directors on page 19.

9.	See revised structure of this subsection on pages 4 and 5.
10.	and 11. See revisions under "Use of Proceeds" on pages 6 and 7.

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-4561
Attention: David Lyon
RE:	First Citizens Financial Corporation; Registration Statement on Form SB-2; Amendment No. 1 File No. 333-135761, filed August 30, 2006; SEC's comment letter dated August 10, 2006 (the "Comment Letter")
August 30, 2006	Page 2

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12,	13 and 14. See revisions under "Ownership by Our Management" on pages 8 and 9, and page 45.
15.	See revisions under "Stock Options To Be Granted to a Consultant" on page 9 and in Note 6 on page F-9.
16.	See revised language on page 22.
17.	See revised heading at the top of the fifth column on page 37.
18.	See insert on page 45.
19.	See last sentence in the paragraph under "Shareholder Warrants" on page 45.
20.	The relevant sentence was deleted on page 60.
21.	Amendment No. 1 includes audited financial statements, with accountants' report, for the period ended July 31, 2006.
22.	An updated consent is included in Amendment No. 1 as Exhibit 23.1
23.	See items labeled "Advances from Organizers" and "Accrued Interest" on the balance sheet and discussion in Note 3 on page F-9.

       The remaining language in Amendment No. 1 appearing underlined and in new Note 8 on page F-10 are designed to provide disclosure regarding the addition of two executives and the purchase of the land for the main banking office on August 25, 2006.

       We trust the foregoing to be responsive to the matters set forth in the Comment Letter and stand ready to take all other actions necessary for the effectiveness of the Registration Statement.

Very truly yours, /S/ Daniel D. Dinur Daniel D. Dinur

cc:	William Friar Charles M. Buckner